SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1
Futuremedia PLC Announces Unconditional Reduction of Exercise Price on Warrants issued to M.A.G. Capital, LLC, through its designated funds including Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP.

This Form 6-K is hereby filed and incorporated by reference into Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Leonard M. Fertig
       Leonard M. Fertig
       Chief Executive Officer

Date: September 19, 2006

Exhibit 1

Futuremedia PLC Announces Unconditional Reduction of Exercise Price on Warrants issued to M.A.G. Capital, LLC, through its designated funds including Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP.

On September 19, 2006, Futuremedia PLC (the “Company”) announced approval by its Board of Directors to unconditionally reduce the $0.61 per share exercise price of its 6,175,104 warrants (the “Warrants”) issued to M.A.G. Capital, LLC, through its designated funds including the Monarch Pointe Fund, Ltd., Mercator Momentum Fund, LP and Mercator Momentum Fund III, LP (collectively known as “M.A.G.”) in connection with the Company’s July 21, 2005 $4 million financing with M.A.G (the “M.A.G. Financing”). The exercise price of the Warrants will be unconditionally reduced to $0.11 beginning on September 19, 2006. The Company will receive net proceeds of approximately $679,261 assuming all of the Warrants are exercised.

The Company’s ADSs underlying the Warrants are currently traded under the symbol FMDAY. The Warrants became exercisable on January 21, 2006 and have an expiration date of July 21, 2010. The shares issuable upon exercise of these Warrants have been registered in a Registration Statement on Form F-3 (File No. 333-128173).

The agreements governing the terms of the Warrants contain provisions prohibiting any exercise of the Warrants that would result in M.A.G. collectively owning beneficially more than 9.99% of the outstanding ADSs as determined under Section 13(d) of the Securities Exchange Act of 1934. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of the outstanding shares of the Company’s ADSs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This statement contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include expectations regarding: the Company’s future financial condition and performance; the expected benefits of additional financing arrangements (including the financing arrangements described in this statement); the future success of the Company’s products and services; and the expected benefits of acquisitions. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably and generate cash in the future; risks associated with financing arrangements such as the financing described in this release (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company’s ADSs or other factors); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia PLC or their respective owners.